UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

T-MOBILE US, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-33409
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

12920 SE 38th Street Bellevue, Washington
(Address of principal executive offices)

Peter Osvaldik, Executive Vice President and Chief Financial Officer, (425) 378-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Item 1.01.	Conflict Minerals Disclosure and Report

T-Mobile’s Conflict Minerals Report for the reporting period January 1, 2025 to December 31, 2025 is provided as Exhibit 1.01 hereto and is available at http://investor.t-mobile.com/financials/sec-filings.

Item 1.02.	Exhibit

The Conflict Minerals Report described in Item 1.01 is filed herewith as Exhibit 1.01.

Item 3.01.	Exhibits

Exhibit Number	Description

1.01	Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

T-MOBILE US, INC.

By:	/s/ Peter Osvaldik
Peter Osvaldik
Executive Vice President and Chief Financial Officer

Dated: May 15, 2026